Lowenstein Sandler PC
Attorneys at Law
65 Livingston Avenue
Roseland, New Jersey 07068

May 1, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Manhattan Pharmaceuticals, Inc./Registration Statement on Form S-1

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of the Registration Statement on Form S-1 (the "Registration Statement") of Manhattan Pharmaceuticals, Inc. (the "Company") covering the registration of the resale by the selling securityholder identified in the Registration Statement (the "Selling Securityholder") of up to 42,857,143 shares (the “Shares”) of common stock, par value $0.001 per share, of the Company (the “Common Stock”), including (i) 17,857,143 shares of Common Stock, which are issuable upon exercise of the Selling Securityholder's right to put, or the Company's right to call, all or a portion of the Selling Securityholder's equity interest in a limited partnership of which the Company and the Selling Securityholder are partners, (ii) 17,857,143 additional shares of Common Stock, which may become issuable upon exercise of such put or call right, subject to the satisfaction of certain conditions, and (iii) 7,142,857 shares of Common Stock issuable upon exercise of a currently outstanding warrant held by the Selling Securityholder.

We understand that the required filing fee of $219 has been transferred to the Securities and Exchange Commission’s account by federal wire transfer as required pursuant to Rule 13(c) of Regulation S-T. Manually executed signature pages and consents have been executed prior to the time of this electronic filing.

Very truly yours,

/s/ Anthony O. Pergola

Anthony O. Pergola